EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended March 31,
	2007	2006
Net income	$ 200.6	$229.7
Provision for income taxes	34.1	101.3

Earnings before provision for income taxes	234.7	331.0

Fixed charges:
Interest and debt expenses on indebtedness	869.0	594.1
Minority interest in subsidiary trust holding solely debentures of the company, before tax	4.6	4.2
Interest factor-one-third of rentals on real and personal properties	4.3	3.3

Total fixed charges	877.9	601.6

Total earnings before provision for income taxes and fixed charges	$1,112.6	$932.6

Ratios of earnings to fixed charges	1.27x	1.55x